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                           August 9, 2022

       Joseph Tucker, Ph.D.
       Chief Executive Officer
       Enveric Biosciences, Inc.
       4851Tamiami Trail N, Suite 200
       Naples, FL 34103

                                                        Re: Enveric
Biosciences, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 5,
2022
                                                            File No. 333-266579

       Dear Dr. Tucker:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Jayun Koo, Esq.